3M Company

3M Center

Bldg. 220-9E-02

St. Paul, MN 55144

February 16, 2012

Securities and Exchange Commission
Public Reference Room
100 F Street, NE
Washington, DC 20549

Re: 3M Company Form 10-K for the Year-Ended December 31, 2011 (File No. 001-03285)

Dear Sir or Madam:

On behalf of 3M Company, pursuant to Regulation S-T, submitted herewith for filing is the Company’s Annual Report on Form 10-K for the year-ended December 31, 2011, including the exhibits thereto.

The financial statements do not reflect any changes from the preceding year in any accounting principles or practices, or in the method of applying any such accounting principles or practices other than the adoption of any new accounting pronouncements as discussed in Note 1 to the Consolidated Financial Statements included under Item 8.

If you have any comments or questions regarding the Form 10-K, please feel free to give me a call at 651-733-2204.

Very truly yours,

/s/ Gregg M. Larson
Gregg M. Larson
3M, Deputy General Counsel and Secretary